EXHIBIT 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

													For the three months ended
	For the years ended December 31,												March 31,
	2000		2001		2002		2003		2004		2005		2006

Earnings available for fixed charges:

Income (loss) before income taxes (1)	$16,931		$11,674		$2,276		$16,539		$30,513		$42,472		$9,494
Interest expense, net (2)	9,906		6,681		6,238		4,475		2,418		3,246		940
Preferred dividend reported as interest expense	—		—		—		340		726		734		149

Earnings available	$26,837		$18,355		$8,514		$21,354		$33,657		$46,452		$10,583

Fixed charges:

Expensed interest (3)	$9,906		$6,681		$6,238		$4,475		$2,418		$3,246		$940
Capitalized interest	2,772		1,848		878		818		1,195		1,604		490
Preferred dividend and accretion	275		2,450		2,952		3,448		—		—		—
Preferred dividend reported as interest expense	—		—		—		340		726		734		149

Fixed charges	$12,953		$10,979		$10,068		$9,081		$4,339		$5,584		$1,498

Ratio of earnings to fixed charges	2.1	x	1.7	x	0.8	x	2.4	x	7.8	x	8.3	x	7.1	x
Fixed charges not covered by earnings	$—		$—		$1,554		$—		$—		$—		$—

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.